UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of October 2006
Commission File Number 1-13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
Other Events
Thakral Corporation Ltd (“TCL”)
The previously announced mandatory conditional cash offers by DBS Bank Ltd (“DBS Bank”), for and on behalf of Venture Delta Limited (“Venture”), an indirect wholly-owned subsidiary of CYI, to acquire all the issued ordinary shares (“Shares”) in the capital of TCL and all the outstanding unsecured 2% convertible bonds due 2009 issued by TCL, closed on October 20, 2006. Based on the level of acceptances of the Shares and the bonds as announced by DBS Bank, for and on behalf of Venture, in Singapore on October 20, 2006, the conditions to the offers were not fulfilled, and accordingly, the offers have lapsed, and no securities were purchased pursuant to such offers. Acceptances of the offers will be returned to shareholders and bondholders who have accepted the offers and the shareholdings of Venture in TCL remain at 898,990,352 Shares, representing approximately 36.61% of the total number of Shares in issue as at October 20, 2006.
The directors of CYI (including those who may have delegated detailed supervision of this Report) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Report are fair and accurate and that no material facts have been omitted from this Report, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to TCL and its subsidiaries), the sole responsibility of the directors of CYI has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Report.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 20, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director